UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             GREY GLOBAL GROUP INC.
                             ----------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   39787M 108
                                   ----------
                                 (CUSIP Number)

                               September 13, 2004
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No.  39787M 108                                          Page 2 of 6 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ERIC SEMLER

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                a. [ ]
                                                b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          59,924
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         59,924
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    59,924

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [   ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.17%

12       Type of Reporting Person (See Instructions)

                                    IN; HC

                                                               Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  Grey Global Group Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  777 Third Avenue, New York, New York 10017

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of Mr. Eric Semler ("Mr. Semler").

                  This Statement relates to Shares (as defined herein) held for the accounts of TCS Capital International, Ltd., a Cayman Islands corporation ("TCS Capital International"), TCS Capital, LP, a Delaware limited partnership ("TCS Capital"), and TCS Capital II, LP, a Delaware limited partnership ("TCS Capital II").

                  TCS Capital GP, LLC, a Delaware limited liability company (the "General Partner"), is the general partner of each of TCS Capital and TCS Capital II. TCS Capital Management , LLC, a Delaware limited liability company ("TCS Capital Management"), is the investment manager of TCS Capital International. In his capacity, as the managing member of each of the General Partner and TCS Capital Management, Mr. Semler may be deemed to have investment discretion over, and may be deemed to be the beneficial owner of, securities held for the accounts of the TCS Capital International, TCS Capital and TCS Capital II.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of Mr. Semler is 888 Seventh Avenue, Suite 1504, New York, NY 10019.

Item 2(c)         Citizenship:

                  Mr. Semler is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $.01 per share (the "Shares").

Item 2(e)         CUSIP Number:

                  39787M 108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

                                                               Page 4 of 6 Pages

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of September 23, 2004, Mr. Semler may be deemed to be the beneficial owner of 59,924 Shares. This number consists of (A) 40,391 Shares held for the account of TCS Capital International, (B) 3,471 Shares held for the account of TCS Capital, and (C) 16,062 Shares held for the account of TCS Capital II.

Item 4(b)         Percent of Class:

                  According to the Issuer's most recent Quarterly Report on Form 10-Q, the number of Shares outstanding as of July 31, 2004 was 1,159,665. The 59,924 Shares of which Mr. Semler may be deemed to be the beneficial owner constitutes approximately 5.17% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

   Mr. Semler
   ----------
   (i)       Sole power to vote or direct the vote:                    59,924
   (ii)      Shared power to vote or to direct the vote                     0
   (iii)     Sole power to dispose or to direct the disposition of     59,924
   (iv)      Shared power to dispose or to direct the disposition of        0

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

                                                               Page 5 of 6 Pages

Item 10.          Certification:

                  By signing below Mr. Semler certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 6 of 6 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     September 23, 2004                    ERIC SEMLER



                                                /s/ Eric Semler
                                                -----------------------------